

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Craig Fraser
President and Chief Executive Officer
Windtree Therapeutics, Inc.
2600 Kelly Road, Suite 100
Warrington, Pennsylvania 18976

      Re: Windtree Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed May 19, 2023
          File No. 333-272095

Dear Craig Fraser:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Jennifer Porter, Esq.